                              SOLICITING MATERIAL
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1997

                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                       [Amendment No...................]

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_] Preliminary Proxy Statement      [_] Confidential, For Use of the Commission
                                     Only (as permitted by Rule 14a-6(e)(2))

[_] Definitive Proxy Statement
[_] Definitive Additional Materials
|X| Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                SHONEY'S, INC.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified in Its Charter)

                 RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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

CONTACT:
-------

Stanley J. Kay, Jr.                         Joele Frank/Matthew Sherman
MacKenzie Partners, Inc.                    Abernathy MacGregor Group
(212) 929-5940                              (212) 371-5999


FOR IMMEDIATE RELEASE:
---------------------

ATLANTA, GEORGIA, June 16, 1997 -- The Shoney's Shareholders' Committee announced today that it is making preliminary filings with the Securities and Exchange Commission with respect to a solicitation of Agent Designations to call a special meeting of Shoney's shareholders, as well as proxy materials for the proposed special meeting.

The Shoney's Shareholders' Committee, which is composed of two shareholders, Raymond D. Schoenbaum and Betty J. Schoenbaum, collectively is the beneficial owner of 3,866,971 shares or approximately 8.0% of Shoney's outstanding common stock, and is the second largest shareholder of the Company. According to Shoney's bylaws and the Tennessee Business Corporation Act, to call a special meeting requires demands from shareholders representing at least 10% of Shoney's common stock.

The Committee's members, Raymond D. Schoenbaum and Betty J. Schoenbaum, are respectively the son and wife of Alex Schoenbaum, who founded Shoney's in 1947 and served as its first Chairman.

At the special meeting, if called, the Committee would, among other things, seek to:

 .        Remove and replace the seven-member Shoney's Board of Directors with its own slate of nominees.

 .        Repeal any and all amendments to the Company's bylaws since February
         18, 1996 except for those which were approved by a shareholder vote and those which under law cannot be repealed by the shareholders.

 .        Amend the bylaws to fix the number of directors at seven, and to prohibit any change in the size of the Board without shareholder approval.

Raymond D. Schoenbaum and Betty J. Schoenbaum jointly commented, "As stated in our recent 13D filings and in a letter to the Shoney's Board, we have been disappointed with Shoney's operating performance and stock price in recent years. Shoney's share value dropped nearly 80% in the period from October 29, 1993 to April 25, 1997 (the date on which we filed our first 13D indicating that we were exploring our options regarding our investment in Shoney's) -- a period in which the S&P 500 and the S&P Restaurants Index respectively increased 63.6% and 66.8%." "We believe," they continued, "this astonishing loss of shareholder value is directly related to the deterioration of the quality of many Shoney's restaurants and Shoney's overall reputation in the marketplace, for which the current Board and management must accept responsibility. As the son and wife of Alex Schoenbaum, Shoney's founder, we regard Shoney's as a legacy of our family and its struggles in recent years have been personally very distressing to us."


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Shoney's Shareholders' Committee
June 16, 1997
Page 2

Raymond D. Schoenbaum and Betty J. Schoenbaum concluded, "After considering various alternatives, we have decided that the best way to restore the lost focus of Shoney's is to seek to replace the Board at the proposed special meeting. We look forward to discussing our ideas for improving Shoney's operations, reputation and share value during our upcoming solicitation periods."

Raymond D. Schoenbaum has been actively involved in the restaurant industry since 1974, and he has extensive experience in the business, including substantial experience in the full service dining industry and in the quality fast food market. From 1974 to 1985, Raymond D. Schoenbaum successfully grew a Wendy's franchisee (Restaurants Systems, Inc.) to in excess of 30 stores which he sold to Wendy's in 1985 for approximately $40 million. Between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, Raymond D. Schoenbaum sold Ray's on the River and Rio Bravo to Applebee's International Inc. for approximately $70 million, and became a director of Applebee's following the sale. In addition, Raymond D. Schoenbaum has been involved with the turnaround of companies in the restaurant and restaurant services industries, including Squirrel Companies, Inc., a manufacturer of restaurant point-of-source computer equipment, as the former chairman of the board, and Max & Erma's Restaurants, Inc., as a former member of the board and largest shareholder.

The Committee expects to mail its BLUE Agent Designation cards and related solicitation statements to all Shoney's shareholders in early July 1997.

Following is the complete text of a letter sent today from Raymond D. Schoenbaum, to the Board of Directors of Shoney's, Inc.:


                                                             June 16, 1997


Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210

         Re:      Meeting of the Shoney's, Inc. Board of Directors
                  ------------------------------------------------

Ladies and Gentlemen:

         My mother and I were surprised and disappointed by your letter in which you rejected our request to address the Board at its two-day retreat in mid-June to discuss Shoney's current situation and possible alternatives for resolving Shoney's problems. We found it disturbing that you refused to meet with a representative of shareholders holding approximately 8% of Shoney's stock, particularly one who is interested in working with, and has the experience to help, the Board in addressing Shoney's problems.

         We also were surprised by the Board's suggestion that we submit our proposals in writing after which the Board would "consider a time in the future" for us to meet with the Board "or a

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Shoney's Shareholders' Committee
June 16, 1997
Page 3

committee of the Board." We believe that this statement demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under the current management. We had expected that, in order to address Shoney's current problems, the Board would be interested in obtaining as much information and as many ideas as soon as possible. Instead, rather than taking a small amount of time during the Board's two-day retreat to discuss our concerns, the Board's response appears designed only to delay our requested meeting to discuss with you the crucial issues facing Shoney's.

         As we stated in our June 2 letter, we continue to believe that Shoney's is at a critical juncture. We, as Shoney's shareholders, have endured many years of poor financial performance. Over the last several years, Shoney's shareholders have provided you with time and have patiently given you the opportunity to revitalize Shoney's. The result of this patience has been a substantial erosion in the stock price. Despite this record, the Board continues to state that it has the "proper business strategy and management team." After two years under the current management, however, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. As a result, we believe that Shoney's shareholders no longer have the "time", nor should we be asked to have the "patience", that you request.

         Because of Shoney's continued poor performance and the Board's refusal to meet with me at the June Board meeting despite the urgency of the present situation, we feel that we are left with no alternative but to present our case directly to the shareholders. We have filed documents today with Shoney's and with the SEC for the purpose of calling a special meeting to remove the current members of the Board and replace them with our nominees, who would intend to put in place a new management team committed to addressing Shoney's condition with the urgency it requires.

         We believe Shoney's is running out of time and that its long-term viability is threatened. We need to take decisive action now to ensure the long-term survival of the company for the benefit of its shareholders.

                                                      Sincerely,



                                                      Raymond D. Schoenbaum


                                      # # #


                       INFORMATION REGARDING PARTICIPANTS
                            AND CERTAIN OTHER PERSONS

Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private

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Shoney's Shareholders' Committee
June 16, 1997
Page 4

investor. Betty J. Schoenbaum is not employed. As of the date hereof, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 508,061 shares of Common Stock of Shoney's, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16,
1997). As of the date hereof, Betty J. Schoenbaum is deemed to own beneficially 3,394,480 shares of Common Stock of Shoney's, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16,
1997). As of the date hereof, Raymond D. Schoenbaum and Betty J. Schoenbaum are deemed to own beneficially 3,866,791 shares of Common Stock of Shoney's, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16, 1997).

In connection with Montgomery Securities' engagement as financial advisor to the Shoney's Shareholders' Committee, the Committee anticipates that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of Shoney's as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock of Shoney's, and held of record 10,312 shares of Common Stock for customer accounts.

In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting Agent Designations, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Exchange Act. Mr. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date hereof, Mr. Sachs was the beneficial owner of 5250 shares of Common Stock of Shoney's. Mr. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Benn did not own beneficially or of record any shares of Common Stock.